## Contact

www.linkedin.com/in/rashad-chambers-a0b1a7 (LinkedIn)

## Top Skills

Entertainment
Licensing
Event Planning

# Rashad Chambers

Executive Proder and not-for-profit leader
New York, New York, United States

## Experience

### Evan Bernardin Productions

Executive Producer
September 2022 - Present (2 years 8 months)
New York, New York, United States

• Develop and implement comprehensive financial strategies to ensure the organization’s growth and sustainability
• Create budgets and monitor financial performance in collaboration with producers and senior leadership while controlling expenses and overseeing financial processes for fiscal health
• Serve as the organization's creative leader on various projects through development and production
• Negotiate with unions, lawyers, agents, artists, vendors, community partners, and vendors
• Serve as a member of the senior staff and working with the CEO to create new initiatives for the organization and prioritize strategic goals

### Esquire Entertainment, LLC

President
September 2010 - Present (14 years 8 months)
New York, New York, United States

Esquire Entertainment is a boutique talent management and production company.  The company's mission is to inspire and empower artists to create projects in the entertainment industry.  The talent management division represents a diverse roster of actors working in the areas of theatre, television and film.  The production division develops and produces theatrical and film productions.

### Little Girl Blue: The Nina Simone Musical

Lead Producer
April 2020 - Present (5 years 1 month)
New York, New York, United States

### Ain't Too Proud: The Life and Times of The Temptations

Co Producer

February 2019 - March 2024 (5 years 2 months)
New York, NY

Ain't Too Proud is an electrifying new musical about the life and times of The Temptations, the greatest R&B group of all time (Billboard Magazine). Five young guys on the streets of Detroit were discovered by Berry Gordy, who signed them to his legendary new label. With their signature dance moves and unmistakable harmonies, they rose to the top of the charts—creating an amazing 42 Top Ten Hits with 14 reaching number one. Through friendship and betrayal amid the civil unrest that tore America apart, their moving and personal story still resonates five decades later.

## Fat Ham
Lead Producer
August 2022 - July 2023 (1 year)
New York, United States

## Topdog Underdog
Co Producer
April 2022 - January 2023 (10 months)
New York, United States

Suzan-Lori Parks' Pulitzer-winning Topdog/Underdog will return to Broadway for its 20th anniversary in a new production directed by Tony winner Kenny Leon and starring Yahya Abdul-Mateen II, in his Broadway debut, and Corey Hawkins. Topdog/Underdog follows brothers Lincoln (Hawkins) and Booth (Abdul-Mateen II), named by their father as a joke. Haunted by the past and their obsession with three-card monte, the brothers come to learn the true nature of their history.

## The Music Man
Associate Producer
September 2021 - January 2023 (1 year 5 months)
New York, New York, United States

## The Inheritance
Co Producer
September 2019 - November 2020 (1 year 3 months)
New York, NY

## Betrayal
Co Producer
August 2019 - November 2020 (1 year 4 months)

New York, NY

## It Happened In Key West
Lead Producer
July 2018 - August 2018 (2 months)
Charing Cross Theatre, London, UK

www.keywestmusical.com

## The Active Theater
Board Member
2010 - October 2013 (3 years)

## Caliber Talent Group
4 years 1 month

Co Founder/Principal
September 2006 - September 2010 (4 years 1 month)

Principal
September 2006 - September 2010 (4 years 1 month)
New York, New York, United States

• Managed the development of actors, writers and directors
• Applied disciplined and structured frameworks to evaluate, identify, and quantify business expansion initiatives including new market segments and new businesses
• Executed research and analysis to drive corporate strategy decisions
• Created and managed budgets for organizational projects

## Character Studies Productions, Inc.
Rights & Clearances Director
September 2005 - September 2006 (1 year 1 month)

_____

# Education

The Ohio State University Moritz College of Law
JD · (2001 - 2005)

The Ohio State University Fisher College of Business
Master of Business Administration - MBA · (2002 - 2004)

Morehouse College

BA, Business Administration · (1997 - 2001)